Exhibit A

                                PROMISSORY NOTE


Oakland Park, Florida                                     $1,000,000

	FOR VALUE RECEIVED, the undersigned, GREENHOLD GROUP, INC., a Florida corporation (the "Maker"), promises to pay to the order of JOHN
D. HARRIS ("Payee"), the principal sum of One Million Dollars ($1,000,000), which shall be due and payable as set forth herein, together with (i) interest thereon as hereinafter set forth and (ii) all other amounts due and payable pursuant to and in accordance with the terms of this Note. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in that certain Stock Purchase Agreement dated April 15, 2002 (the "Stock Purchase Agreement"), by and among Maker and Payee.

1.	Interest Rate.  Interest shall accrue on the outstanding
        principal balance at a rate of twelve (12%) per annum.

2.	Payments of Principal and Interest.

        2.1   Repayment.

              (a) Except as may be provided by Section 2.1(b) of this Note, this Note shall be repaid as follows:

                    (i) on the first anniversary of the date of this Note (the "Anniversary"), one payment of principal equal to one-fourth (1/4) of the face amount of this Note, together with accrued and unpaid interest; and

                    (ii)  thereafter on each Anniversary for the next three
                          (3) years, a payment of principal equal to one-fourth (1/4) of the face amount of this Note, together with accrued and unpaid interest.

              (b) Notwithstanding the provisions of Section 2.1(a) to the contrary, if Maker, at any time prior to the Anniversary, Maker, through the sale of any class of its preferred or common stock or through the issuance of any debt, receives net proceeds from such sale or issuance (after deducting any and all transaction costs associated with such sale or issuances, including, without limitation, all attorneys, accountants, brokers, investment banker and other professional fees and expenses) in excess of $5,000,000, the remaining principal and accrued and unpaid interest on the Note shall be repaid in full on or before the closing date for the sale or issuance as describe above.

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        2.2   Place of Payment.  All principal and interest shall be paid to the Payee at 1995 East Oakland Park Boulevard, Suite
              350, Oakland Park, Florida 33306 or such other place as the Payee hereof may designate in writing.

        2.3 Application of Payments. Prior to the occurrence of an Event of Default (as hereinafter defined), all payments received by Payee on account of the indebtedness evidenced hereby shall be applied in the following order of priority:

              (a) first, to payment of interest which has accrued on the outstanding principal balance; and

              (b)   second, to payment of the outstanding principal balance.

        3. Collection. In the event the indebtedness evidenced by this Note is collected by legal action or through an attorney at law, Payee shall be entitled to recover from Maker all costs of collection, including without limitation reasonable attorneys' fees actually incurred if collected by or through an attorney at law.

        4. Events of Default. Each of the following shall constitute an "Event of Default" hereunder: (a) the failure of Maker to pay any amounts when due under this Note and such failure continues for more than thirty (30) days after the due date thereof; (b) the voluntary bankruptcy or voluntary receivership of Maker or the voluntary assignment for the benefit of creditors of the assets of Maker; (c) except for any Event of Default described in clause (d) of this Section 4, (i) the breach of any covenants contained in this Note; (ii) the failure of Maker to pay its debts generally as they become due; and (iii) the involuntary bankruptcy or involuntary receivership of Maker or the involuntary assignment for the benefit of creditors of the assets of Maker and such breach or failure set forth in this clause (c) continues for ninety (90) days or, if such breach or failure set forth in this clause (c) is not subject to cure within such ninety (90) day period, continues until Maker no longer is diligently pursuing a cure of such breach or failure; and (d) if any Senior Lender (as hereinafter defined) accelerates the obligations of Maker following default under the Senior Credit Facility (as hereinafter defined) and such default is not waived or cured within ninety (90) days of such acceleration. Subject to the provisions of Section 6, upon the existence or occurrence of any Event of Default, all indebtedness evidenced by this Note, including without limitation the principal and all accrued interest and all costs of collection (including without limitation reasonable attorneys' fees actually incurred) may be declared due and payable without notice or demand of any kind. Forbearance to exercise this option with respect to any such Event of Default or other failure or breach of Maker shall not constitute a waiver of the right to the later exercise thereof or any other Event of Default.

        5. Prepayment/Acceleration. Maker may prepay this Note in part or in whole without premium or penalty, and any partial prepayment of any indebtedness hereunder shall be applied first to accrued interest and then to outstanding principal hereunder. Interest shall cease to accrue on all amounts that are prepaid.

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        6.    Indemnification Claims/Adjustments.  The principal amount of this
              Note (and the Periodic Payments) shall be reduced for any indemnification claims made against Payee pursuant to Section 9 of the Stock Purchase Agreement. In the event of any such reduction, this Note shall be amended and restated to reflect such reduction and this original Note shall have no force or effect. Contemporaneously with the return of this original Note to Maker, Maker shall deliver an amended and restated Note to Payee reflecting the reduction in principal amount. Any such reduction in the principal amount shall be deemed to have occurred on the date of the occurrence of the event giving rise to the claim for indemnification and Maker shall receive credit and shall offset any interest and/or principal payments to be made following such reduction for an amount equal to any interest overpayment resulting from such reduction.

        7.    Miscellaneous.

              7.1 Waiver. Failure or forbearance of Payee to exercise any right hereunder or otherwise granted by law shall not affect or release the liability of Maker hereunder and shall not constitute a waiver of such right unless so stated by Payee in writing.

              7.2 Choice of Law. THIS NOTE SHALL BE DEEMED TO BE MADE UNDER, SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF FLORIDA.

              7.3 Assignment. This Note may not be assigned, pledged, transferred, or hypothecated without the express, prior written consent of Maker, which consent may be withheld within Maker's sole and absolute discretion.

	Executed under hand and seal of Maker as of the day and year first above written.

                                                  MAKER:
                                                  GREENHOLD GROUP, INC.




                                                  By:
                                                  Its:





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